SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25
Commission File Number 1-15252

NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K ☐ Form 11-K ☒ Form 20-F  ☐ Form 10-Q  ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended:	March 31, 2007

☐Transition Report on Form 10-K	☐Transition Report on Form 10-Q
☐Transition Report on Form 20-F	☐Transition Report on Form N-SAR
☐Transition Report on Form 11-K
For Transition Period Ended: Not applicable.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:  ____________.

PART I
REGISTRANT INFORMATION

Full name of registrant:  Mahanagar Telephone Nigam Limited
Former name if applicable:

Address of principal executive office (Street and number):  12th Floor, Jeevan Bharati Tower-1, 124 Connaught Circle
City, state and zip code:  New Delhi, 110 001 India

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Mahanagar Telephone Nigam Limited (the “Company”)  is unable to file its Form 20-F within the prescribed time period without unreasonable effort or expense because it is in the process of obtaining the consent of its prior auditor to include such auditor’s report in connection with the prior year financial statements included in the Form 20-F.  The Company will file its Form 20-F as soon as reasonably practicable upon obtaining such consent.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: Bruce Rich, Esq., (212) 603-6780.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes  ☒ No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Mahanagar Telephone Nigam Limited
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 2, 2007	By:	/s/ Anita Soni
	Name:	Anita Soni
	Title:	Director (Finance)